DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINAN[redacted]

06024866

February 2, 2006

Jonathan Ko
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071-3144

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/2/2006

Re: Occidental Petroleum Corporation
Incoming letter dated December 21, 2005

Dear Mr. Ko:

This is in response to your letter dated December 21, 2005 concerning the shareholder proposal submitted to Occidental by Laborers National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Lu Beth Greene
Fund Administrator
Laborers National Pension Fund
P.O. Box 803415
Dallas, TX 75380-3415

797468

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December 21, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Occidental Petroleum Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have enclosed the stockholder proposal (the "Second Proposal") submitted by the Laborers National Pension Fund (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2006 annual meeting of stockholders (the "2006 Annual Meeting").

For the reasons set forth below, the Company intends to omit the Second Proposal from its Proxy Materials and respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur that it will not recommend enforcement action to the Commission if the Second Proposal is so omitted. In accordance with Rule 14a-8(j), a copy of this submission is being sent concurrently to the Proponent and the person designated by the Proponent to receive correspondence to inform them of the Company's intent to omit the Proposal from its Proxy Materials.

This letter sets forth the reasons for the Company's belief that it may omit the Second Proposal from its Proxy Materials relating to the 2006 Annual Meeting pursuant to Rule 14a-8(i)(11) because it substantially duplicates a proposal submitted by Mr. Emil Rossi (the "First Proposal" and, together with the Second Proposal, the "Proposals"), which was previously submitted to the Company and which the Company intends to include in its Proxy Materials. We have enclosed, pursuant to Rule 14a-8(j), six (6) copies of this letter and the Second Proposal (Exhibit A) as well as six copies of the First Proposal (Exhibit B).

Discussion

Pursuant to Rule 14a-8(i)(11), the Company may omit a proposal if it substantially duplicates a proposal previously submitted to the Company by another proponent that will be included in the Company's proxy materials for the same meeting. The Company received the First Proposal by facsimile on November 3, 2005 and the Second Proposal by facsimile on November 7, 2005.

In granting requests for no-action relief under Rule 14a-8(i)(11), the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be considered substantially duplicative for purposes of Rule 14a-8(i)(11), even where such proposals differ in terms and scope. In a directly analogous situation, the Staff granted Paychex, Inc.'s no-action letter request to omit a stockholder proposal relating to a majority vote election standard for directors, where the second proposal requested the board of directors to initiate a process to amend the company's governance documents to provide that directors shall be elected by the affirmative vote of the majority of votes cast at an annual meeting and the first proposal requested that stockholders amend the company's bylaws to provide for the election of directors by a majority of the votes cast at a meeting. Further, although the supporting statement for the second proposal differed from that of the first proposal, both included similar arguments in support of a majority vote standard. *See Paychex, Inc.* (July 18, 2005). Another example of the Staff's stated position is *Sun Microsystems, Inc.* (July 29, 2005), in which the Staff concurred with the company's view that a second stockholder proposal (requesting an amendment to the company's bylaws to provide that at least 50% of future equity compensation granted to senior executives be performance-based and that the board disclose a reasonable level of detail of the performance metrics of such compensation) was substantially duplicative of a previously submitted stockholder proposal urging the compensation committee of the board of directors to adopt a policy that a significant portion of future stock option grants to senior executives be performance-based. Similarly, in *Home Depot, Inc.* (February 28, 2005), the Staff permitted the company to omit a proposal from its proxy materials where the first proposal requested that the compensation committee adopt a performance and time-based restricted share grant program for senior executives that would include specified features and the second proposal asked the compensation committee to adopt a policy that a significant portion of restricted stock and deferred stock units granted to senior executives require the achievement of performance goals as a prerequisite to vesting.

Both Proposals have the same "principal thrust" or "principal focus." As in *Paychex*, the "principal thrust" or "principal focus" of each Proposal is adoption of a majority vote standard for the election of the Company's directors. In addition, the Proposals do not differ in terms and scope. For your convenience, we have set forth below the resolution portion of each Proposal.

<u>First Proposal</u>

> RESOLVED: Directors to be Elected by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our Company's governance documents (charter or bylaws if practicable) to provide that director

nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.

Second Proposal

Resolved: That the shareholders of Occidental Petroleum Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Further, both Proposals request an amendment to the Company's governance documents for purposes of implementing the resolution. Consistent with the stated purpose of Rule 14a-8(i)(11),[1] if the Company were required to include both Proposals in its Proxy Materials, the identical nature of the Proposals would create the potential for confusion for its stockholders. If a majority of the stockholders were to vote in favor of one of the Proposals, but not the other, the Company's Board of Directors would not have a clear understanding of the stockholders' intent with respect to the issue of majority voting in the election of the Company's directors.

Conclusion

Based on the foregoing, on behalf of the Company, we respectfully request that the Staff agree that it will not recommend enforcement action to the Commission if the Second Proposal is excluded from the Company's Proxy Materials for its 2006 Annual Meeting.

---

[1] The Commission has stated that "the purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals by proponents acting independently of each other." Exchange Act Release No. 34-12999 (November 22, 1976).

The Company expects to file its definitive Proxy Materials on or about March 15, 2006. Accordingly, we would appreciate receiving your response no later than March 3, 2006. In the event that the Staff is not inclined to respond favorably to this request, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of its Rule 14a-8 response. In such case, please contact the undersigned at (213) 687-5527 or, in his absence, Jeffrey H. Cohen at (213) 687-5288.

Very truly yours,

Jonathan Ko /JHC/

Jonathan Ko

Enclosures

cc: Linda Peterson -- Occidental Petroleum Corporation
Jeffrey H. Cohen -- Skadden, Arps, Slate, Meagher & Flom LLP
Lu Beth Greene -- Laborers National Pension Fund (w/Encls.)
Linda Priscilla -- Laborers' International Union of North America Corporate Governance Project (w/Encls.)

Exhibit A

Second Proposal

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4488 FAX (972) 233-3028 www.lnpf.org
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

Sent Via Fax (310) 443-6195

November 7, 2005

Mr. Donald P. de Brier
Executive Vice President, General Counsel and Secretary
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Dear Mr. de Brier:

On behalf of the Laborers National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Occidental Petroleum Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 9,300 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely yours,

Lu Beth Greene
Fund Adminstrator

cc: Linda Priscilla, Laborers' International Union of North America
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Occidental Petroleum Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

Exhibit B

First Proposal

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Ray Irani
Chairman and CEO
Occidental Petroleum Corp (OXY)
10889 Wilshire Boulevard
Los Angeles, CA 90024
PH: 310-208-8800
FX: 310-443-6690, 443-6195

Dear Mr. Irani,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi   Oct-5-05

cc: Donald De Brier
Corporate Secretary
FX: 310-443-6690
Linda Peterson
PH: 310-443-6189
FX: 310-443-6737

'05 NOV 3 AM 10:11

[November 3, 2005]

3 – Directors to be Elected by Majority Vote

Resolved: Directors to be Elected by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our Company's governance documents (charter or bylaws if practicable) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.

This proposal requests that that a majority vote standard replace our Company's current plurality vote. To the fullest extent possible this proposal asks that our directors not make any provision to override our shareholder vote and keep a director in office who fails this criteria.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change. For instance, our Board should address the status of incumbent directors who fail to receive a majority vote and whether a plurality standard is appropriate in contested elections.

Progress Begins with One Step

It is important to take one forward step and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  - "D" in Overall Board Effectiveness.
  - "D" in Board Composition.
  - "F" in CEO Compensation – $68 million.

  Occidental was the subject of "Pay for performance? You must be joking." published in The Corporate Library's July 22, 2004 edition of Board Briefs.

- We had no Independent Chairman – Independent oversight concern.
- Plus our Lead Director, Mr. Syriani had company plane personal use and 22-years director tenure – Both independence concerns.
- Additionally our Lead Director chaired our key Audit Committee, yet he is not an Audit Financial Expert.
- "Problem director" Ms. Tomich is on this same Audit Committee (See below).

- Poison pill: Our board adopted a policy requiring poison pill shareholder approval, perhaps in response to a 2003 shareholder proposal. However our board was allowed to override the policy and adopt a pill anyway without shareholder approval. According to The Corporate Library, this board "override" undermines the shareholder approval requirement and fails in full implementation of the proposal.
- There are too many active CEOs on our board with 4 – Independence concern.
- Three directors have 21 to 25 years tenure each – Independence concern.
- Our directors annual gift program was doubled to $50,000 – Independence concern.
- Mr. Chalsty and Ms. Tomich were rated "problem directors" by The Corporate Library – both because of past service as chair of the executive compensation committee at our company, which repeatedly received a CEO Compensation grade of "F" by TCL. Mr. Chalsty also served on an outside board with a TCL overall "D" rating.

The Council of Institutional Investors www.cii.org recommends adoption of this proposal topic. The Council is sending letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic.

Directors to be Elected by Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 2, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 21, 2005

The proposal requests that the board initiate the appropriate process to amend Occidental's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

There appears to be some basis for your view that Occidental may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Occidental's 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Occidental omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel